UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1 )*

Heliogen, Inc.

(Name of Issuer)

Common Stock, Par value $0.0001 per share

(Title of Class of Securities)

42329E105

(CUSIP Number)

June 7, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 42329E105

(1)	NAMES OF REPORTING PERSONS Nant Capital LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER None (See Item 4)
	(6)	SHARED VOTING POWER 31,901,165 shares (See Item 4)
	(7)	SOLE DISPOSITIVE POWER None (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 31,901,165 shares (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,901,165 shares (See Item 4)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2% (See Item 4)*
(12)	TYPE OF REPORTING PERSON (see instructions) PN

*

This percentage is calculated based upon (x) 31,901,165 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) 196,847,953 shares of Common Stock issued and outstanding as of May 10, 2023.

13G

CUSIP No. 42329E105

(1)	NAMES OF REPORTING PERSONS California Capital Equity, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER None (See Item 4)
	(6)	SHARED VOTING POWER 31,901,165 shares (See Item 4)
	(7)	SOLE DISPOSITIVE POWER None (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 31,901,165 shares (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,901,165 shares (See Item 4)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2% (See Item 4)*
(12)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) 31,901,165 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) 196,847,953 shares of Common Stock issued and outstanding as of May 10, 2023.

13G

CUSIP No. 42329E105

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 2,345,714 (See Item 4)
	(6)	SHARED VOTING POWER 31,901,165 shares (See Item 4)
	(7)	SOLE DISPOSITIVE POWER 2,345,714 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 31,901,165 shares (See Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,246,879 shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%*
(12)	TYPE OF REPORTING PERSON (see instructions) IN

*

This percentage is calculated based upon (x) 34,246,879 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) 196,847,953 shares of Common Stock issued and outstanding as of May 10, 2023.

Explanatory Note: This Amendment No. 1 amends and supplements the Schedule 13G (as so amended, this “Schedule 13G”) files with the Securities and Exchange Commission (the “SEC”) on February 23, 2022, by the Reporting Persons (as defined below), with respect to the common stock, par value $0.0001 per share (“Common Stock”) of Heliogen, Inc., a Delaware corporation (the “Issuer”). Among other things, this Amendment No. 1 reflects changes in ownership of the Reporting Persons and a change in the rule pursuant to which this Schedule 13G is filed.

Item 1.

(a)	Name of Issuer:

Heliogen, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

130 West Union Street

Pasadena, California 91103

Item 2.

(a)	Name of Persons Filing:

Nant Capital LLC (“Nant Capital”), California Capital Equity, LLC (“Cal Cap”) and Patrick Soon-Shiong. Cal Cap directly owns all of the equity interests of Nant Capital. Dr. Soon-Shiong directly owns all of the equity interests of Cal Cap and has voting and dispositive power over shares held by Nant Capital. Cal Cap owns all of the equity interests in Nant Capital and thus may be deemed to control Nant Capital. Dr. Soon-Shiong is the sole member of Cal Cap and thus may be deemed to control Cal Cap. Each of Nant Capital, Cal Cap and Dr. Soon-Shiong may be referred to herein as a “Reporting Person.”

(b)	Address of Principal Business Office or, if none, Residence:

9922 Jefferson Boulevard

Culver City, CA 90232

(c)	Citizenship:

Nant Capital and Cal Cap are limited liability companies organized under the laws of State of Delaware. Dr. Soon-Shiong is a U.S. citizen.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

42329E105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Nant Capital may be deemed to beneficially own an aggregate of 31,901,165 shares of the Issuer’s common stock.

Cal Cap may be deemed to beneficially own an aggregate of 31,901,165 shares of the Issuer’s common stock.

Dr. Soon-Shiong may be deemed to beneficially own an aggregate of 34,246,879 shares of the Issuer’s common stock.

(b)	Percent of class:

16.2%-Nant Capital

16.2%-Cal Cap

17.4%-Dr. Soon-Shiong

Each of the ownership percentages above is calculated by dividing (a) the total number of shares of the Issuer’s common stock being reported in this Statement for the respective Reporting Person by (b) the number of shares of the Issuer’s common stock outstanding on May 10, 2023 (196,847,953), based on information publicly disclosed by the Issuer.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Dr. Soon-Shiong: 2,345,714.

(ii)	Shared power to vote or to direct the vote

Nant Capital: 31,901,165 shares

Cal Cap: 31,901,165 shares

Patrick Soon-Shiong: 34,246,879 shares

(iii)	Sole power to dispose or to direct the disposition of

Dr. Soon-Shiong: 2,345,714.

(iv)	Shared power to dispose or to direct the disposition of

Nant Capital: 31,901,165 shares

Cal Cap: 31,901,165 shares

Patrick Soon-Shiong: 34,246,879 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 16, 2023

NANT CAPITAL LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of February 23, 2022, by and among Nant Capital LLC, California Capital Equity, LLC, and Patrick Soon-Shiong (incorporated by reference to Exhibit 1 to the Reporting Person’s Schedule 13G (File No. 005-92390) filed with the SEC on February 23, 2022).